FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

February 10, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 10, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that multiple high-priority airborne geophysical anomalies have been identified on their Cordillera del Condor – Gold-Copper Property in Northwest Peru.

Item 5.	Full Description of Material Change

The Issuer reports additional results from the 2008 regional exploration program operated by Minera Afrodita in the highly prolific Cordillera del Condor Gold-Copper Project, Northwest Peru.  Minera Afrodita has identified 15 high priority airborne geophysical anomalies within the Tambo Block.  Anomalies are supported by visible gold in stream beds, where data is available.  Dorato has an option to acquire 100% of Minera Afrodita.

Geochemical data from rock, stream and soil samples provided by Minera Afrodita will now be used to screen and further prioritise anomalies.  Initial geochemical data should be available from the laboratory in the coming days and results will be published as soon as possible.

A total of 690 line kilometres of AeroTEM data were collected, covering almost all of the 217 square kilometre Tambo Block, but only 20% of the total Cordillera del Condor project area.

AeroTEM Interpretation

An Electromagnetic map is presented, showing priority anomalies outlined in white and stream beds containing visible gold in yellow circles (Figure 1).  The Tambo, Lucero and Cobrecon anomalies were discussed previously (previous News Release NR09-02) and have been highlighted again in Figure 1.

The El Tambo Target, located within the Minera Afrodita Tambo Block, is an epithermal poly-sulphide vein system, hosted within rhyodacite porphyry, and a known gold-mineralized system with 2.6 kilometres of underground development, in 142 historical mine workings.  The mineralized veins are interpreted to represent a very significant continuation of the Chinapintza Mining District (Jerusalem Deposit) in Ecuador.

The informal mine workings have a strike length of greater than 500 metres and a moderate geophysical response (Figure 2).  However, more significantly, there are 4 other untested high priority anomalies in the immediate vicinity, but outside of the known El Tambo workings.  Laboratory results from rock, stream and soil sampling will determine whether these anomalies are coincident with gold anomalies at surface.

The AeroTEM system is a time-domain electromagnetic (EM) system, which provides two-component (vertical and horizontal) on-time and off-time EM data.  As a helicopter-borne system, AeroTEM provides EM data in rugged terrain.  Data was collected at 200 metre line spacing and at an average height of 100m above ground level.  The data collected covers only the Tambo Block (Figure 3).

The data was carefully examined by the Issuer’s consulting geophysicist and formational anomalies (due to existing rock properties rather than mineralization) were discarded on the basis of regional mapping.  The remaining priority anomalies are strong through multiple off-time channels and are associated with coincident magnetic anomalies.  This latter characteristic ensures that ‘red herring’ carbonaceous rock responses are not included as priority anomalies.  The alteration haloes being targeted contain disseminated pyrite, which would not normally conduct (as the pyrite is not sufficiently connected to act as a conductor).  However, in this wet, tropical environment, water-saturated clay alteration with associated disseminated pyrite is conductive and creates a strong, multi-channel EM anomaly.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Inca times.  On the Ecuador side of the border, historical high-grade, small scale, gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corporation’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirdor Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, PGeo., the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by the Issuer’s consulting geophysicist, Brian Williams, who checked data quality and completed a detailed interpretation of the data.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward-looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.  The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made.  The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

February 10, 2009